Filed by First Light Acquisition Group, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: First Light Acquisition Group, Inc.

Commission File No. 001-40789

Date: July 18, 2023

Calidi Biotherapeutics and City of Hope announce first patient dosed in a Phase 1 clinical trial evaluating neural stem cells engineered to carry an oncolytic virus, CLD-101, in recurrent high-grade glioma patients

FOR IMMEDIATE RELEASE

July 18, 2023

LOS ANGELES and SAN DIEGO, Calif., — City of Hope, one of the largest cancer research and treatment organizations in the United States and a National Cancer Institute-designated comprehensive cancer Center, and Calidi Biotherapeutics Inc. (“Calidi”), a clinical-stage biotechnology company that is pioneering the development of allogeneic cell-based delivery of oncolytic viruses, today jointly announced that the first brain tumor patient was treated at City of Hope in a multicenter, Phase 1 clinical trial evaluating CLD-101, a leading-edge therapeutic candidate in Calidi’s NeuroNova program, comprising tumor-tropic neural stem cells (NSCs) that deliver an oncolytic adenovirus — CRAd-S-pk7 — selectively to tumor sites.

Calidi holds an exclusive worldwide licensing agreement for patents covering the NSC-CRAd-S-pk7 for its CLD-101 technology. The trial seeks to determine the safety, immunogenicity and preliminary clinical efficacy of treatment with multiple intracerebral doses of CLD-101 in patients with recurrent high-grade glioma.

“The dosing of the first patient in our Phase 1 clinical trial is a significant achievement in our efforts to find new treatment options for patients with brain cancer,” said Jana Portnow, M.D., the study’s principal investigator, professor of medical oncology and co-director of City of Hope’s Brain Tumor Program. “Recurrent glioblastoma is notoriously challenging to treat. These are resistant tumor cells that have survived radiation and chemotherapy and spread to other regions of the brain.

“CLD-101 is designed to protect and better distribute the anti-cancer virus to sites of tumors distant from the main tumor mass,” Portnow said. “Studies in mice showed that CLD-101 is effective against tumor cells that are resistant to radiation and chemotherapy. We are excited to now assess the safety and potential efficacy of multiple intracerebral doses of CLD-101.”

A previously completed Phase 1 dose escalation clinical trial assessed the safety of administering a single dose of CLD-101 into the surgical cavity of newly diagnosed high-grade glioma patients. CLD-101 as an adjunct to standard radiation and temozolomide was well-tolerated and demonstrated safety as well as stimulation of an anti-tumor immune response. These results were published in Lancet Oncology, 2021. Calidi plans to sponsor a Phase 1b/2 trial to further advance CLD-101 treatment of newly diagnosed glioma.

“We have extensive experience using NSCs to deliver anti-cancer payloads selectively to invasive and distant tumor sites. Our research combining NSCs, our studies with oncolytic viruses, as well as a proven track record by City of Hope and Calidi in GMP manufacturing of stem cell and gene therapy products, well positions our City of Hope team to advance the CLD-101 technology in patients,” said Karen Aboody, M.D., professor, Division of Stem Cells & Cancer Therapeutics, scientific leader of the neuro-oncology disease team at City of Hope and a Calidi advisory board member. “In contrast to the administration of free oncolytic virus, which is rapidly inactivated by the patients’ immune cells, our tumor-targeting NSCs act as a kind of `Trojan horse,’ shielding and protecting the anti-cancer virus en route to tumor sites.”

“This allows significantly more virus to reach the tumor sites, generating more tumor cell death and leading to the stimulation of a secondary tumor-specific immune response,” Aboody said. “Our goal is to improve clinical outcomes, as well as to decrease the devastating side effects associated with currently available treatments, to improve the patient’s quality of life.”

The California Institute for Regenerative Medicine recently awarded a $12 million grant to fund this multicenter, Phase 1 clinical trial. Portnow led the effort resulting in City of Hope becoming part of the National Cancer Institute’s newly formed Glioblastoma Therapeutics Network, a consortium of academic brain tumor centers that collaborate on preclinical and clinical studies to find more efficacious treatments for glioma patients.

“We are pleased to have formed a very productive partnership with City of Hope and look forward to working closely through this critical next step in our CLD-101 development program. Calidi is committed to the clinical advancement of stem cell platforms to deliver oncolytic viruses directly to the main tumor mass and sites of distant tumor, potentially bringing significant therapeutic benefits to cancer patients,” said Boris R. Minev, M.D., president, medical and scientific affairs of Calidi Biotherapeutics. “In addition to brain cancer, we are investigating the potential of this novel technology to successfully treat other tumor types as well.”

For more information about this trial, click here or contact fbidmeshki@coh.org (626) 218-4062.

About CLD-101

The CLD-101 platform, which includes NSC.CRAd-S-pk7, is an allogeneic, “off-the-shelf” therapy comprised of an immortalized NSC line loaded with an engineered oncolytic adenovirus. Upon surgical resection of tumor, NSC-CRAd-S-pk7 is injected into the walls of the resection cavity. The anti-cancer virus it releases is expected to infect and kill any remaining tumor cells. A second mechanism of cytoxicity is that the oncolytic virus can elicit a tumor-specific immune response from the patient. Calidi holds an exclusive worldwide licensing agreement covering the NSC-CRAd-S-pk7 technology.

About Calidi Biotherapeutics

Calidi Biotherapeutics is a clinical-stage immuno-oncology company with proprietary technology that is revolutionizing the effective delivery and potentiation of oncolytic viruses for targeted therapy against difficult-to-treat cancers. Calidi Biotherapeutics is advancing to clinical development potent allogeneic stem cell and oncolytic virus combination for use in multiple oncology indications. Calidi’s off-the-shelf, universal cell-based delivery platforms are designed to protect, amplify, and potentiate oncolytic viruses currently in development leading to enhanced efficacy and improved patient safety. Calidi Biotherapeutics is headquartered in San Diego, California. For more information, please visit www.calidibio.com.

About City of Hope

City of Hope’s mission is to deliver the cures of tomorrow to the people who need them today. Founded in 1913, City of Hope has grown into one of the largest cancer research and treatment organizations in the U.S. and one of the leading research centers for diabetes and other life-threatening illnesses. City of Hope research has been the basis for numerous breakthrough cancer medicines, as well as human synthetic insulin and monoclonal antibodies. With an independent, National Cancer Institute-designated comprehensive cancer center at its core, City of Hope brings a uniquely integrated model to patients spanning cancer care, research and development, academics and training, and innovation initiatives. City of Hope’s growing national system includes its Los Angeles campus, a network of clinical care locations across Southern California, a new cancer center in Orange County, California, and treatment facilities in Atlanta, Chicago and Phoenix. City of Hope’s affiliated group of organizations includes Translational Genomics Research Institute and AccessHopeTM. For more information about City of Hope, follow us on Facebook, Twitter, YouTube, Instagram and LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements for purposes of the “safe harbor” provisions under the United States Private Securities Litigation Reform Act of 1995. Terms such as “anticipates,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predicts,” “project,” “should,” “would” as well as similar terms, are forward-looking in nature. The forward-looking statements contained in this discussion are based on Calidi’s current expectations and beliefs concerning future developments and their potential effects. There can be no assurance that future developments affecting Calidi will be those that it has anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond Calidi’s control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: the final results of the clinical trials for CLD-101, insufficient funding to complete the clinical trials for CLD-101, the occurrence of a serious adverse event to a patient participating in the clinical trials for CLD-101, the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the proposed business combination transaction (the “Business Combination”) involving First Light Acquisition Group (“FLAG”) and Calidi; the outcome of any legal proceedings that may be instituted against FLAG, Calidi, the combined company or others following the announcement of the Business Combination, any private placement financing proposed to be consummated concurrently with the Business Combination (the “PIPE”), and any definitive agreements with respect thereto; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of FLAG, the inability to complete any PIPE or other financing needed to complete the Business Combination, or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of Calidi as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination or to realize estimated pro forma results and underlying assumptions, including with respect to estimated shareholder redemptions; costs related to the Business Combination; changes in applicable laws or regulations; the evolution of the markets in which Calidi competes; the inability of Calidi to defend its intellectual property and satisfy regulatory requirements; the ability to implement business plans, forecasts, and other expectations after the completion of the proposed Business Combination, and identify and realize additional opportunities; the risk of downturns and a changing regulatory landscape in the highly competitive pharmaceutical industry; the impact of potential global conflicts (including the current conflict in Ukraine) may have on capital markets or on Calidi’s or FLAG’s business; the impact of the COVID-19 pandemic on Calidi’s business; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in FLAG’s final prospectus dated September 9, 2021 and Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023, and the risks and uncertainties indicated in the Registration Statement and the definitive proxy statement to be delivered to FLAG’s shareholders, including those set forth under “Risk Factors” therein, and other documents filed or to be filed with the SEC by FLAG.

Additional Information and Where to Find It

FLAG has filed with the SEC a registration statement on Form S-4 (as may be amended from time to time, the “Registration Statement”), which includes a preliminary proxy statement of FLAG, and a prospectus in connection with the proposed business combination transaction involving FLAG and Calidi. The definitive proxy statement and other relevant documents will be mailed to FLAG shareholders as of a record date to be established for voting on the Business Combination. FLAG securityholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with FLAG’s solicitation of proxies for the special meetings to be held to approve the Business Combination because these documents will contain important information about FLAG, Calidi, and the Business Combination. Investors, securityholders and other interested persons will also be able to obtain copies of the Registration Statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by FLAG, once such documents are filed, free of charge, on the SEC’s website at www.sec.gov or by directing a request to: First Light Acquisition Group, Inc., 11110 Sunset Hills Road #2278, Reston, VA 20190.

Participants in the Solicitation

FLAG and Calidi and their respective directors and officers and other members of management and employees may be deemed participants in the solicitation of proxies in connection with the proposed business combination. FLAG shareholders and other interested persons may obtain, without charge, more detailed information regarding directors and officers of FLAG in FLAG’s Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the SEC on March 31, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from FLAG’s shareholders in connection with the proposed business combination will be included in the definitive proxy statement/prospectus that FLAG intends to file with the SEC.

No Offer or Solicitation

This communication does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed Business Combination or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to buy any security of Calidi, FLAG or any of their respective affiliates. There shall not be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the laws of such other jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom.

For Media:

City of Hope

Letisia Marquez

lemarquez@coh.org

(626) 476-7593

Calidi Biotherapeutics

Stephen Thesing

Sthesing@calidibio.com

(858) 794-9600

For Investors:

Gilmartin Group

Stephen Jasper

stephen@gilmartinir.com